SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Ashford, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

044104-10-7

(CUSIP Number)

Robert G. Haiman

14185 Dallas Parkway, Suite 1100

Dallas, Texas 75254

(972) 490-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 19, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 044104-10-7		SCHEDULE 13D

1	Name of Reporting Person Ashford Hospitality Trust, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 598,163

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 598,163

11	Aggregate Amount Beneficially Owned by Each Reporting Person 598,163

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 22.9%*

14	Type of Reporting Person (See Instructions) CO

*                                         The percentage calculations herein are based upon an aggregate of 2,613,884 shares of common stock, par value $0.01 per share, of Ashford, Inc. outstanding as of July 19, 2019.

CUSIP No. 044104-10-7		SCHEDULE 13D

1	Name of Reporting Person Ashford OP General Partner LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 598,163

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 598,163

11	Aggregate Amount Beneficially Owned by Each Reporting Person 598,163

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 22.9%*

14	Type of Reporting Person (See Instructions) OO

*                                         The percentage calculations herein are based upon an aggregate of 2,613,884 shares of common stock, par value $0.01 per share, of Ashford, Inc. outstanding as of July 19, 2019.

CUSIP No. 044104-10-7		SCHEDULE 13D

1	Name of Reporting Person Ashford Hospitality Limited Partnership

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 205,086

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 205,086

11	Aggregate Amount Beneficially Owned by Each Reporting Person 205,086

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.8%*

14	Type of Reporting Person (See Instructions) PN

*                                         The percentage calculations herein are based upon an aggregate of 2,613,884 shares of common stock, par value $0.01 per share, of Ashford, Inc. outstanding as of July 19, 2019.

CUSIP No. 044104-10-7		SCHEDULE 13D

1	Name of Reporting Person Ashford TRS VII Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 205,086

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 205,086

11	Aggregate Amount Beneficially Owned by Each Reporting Person 205,086

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.8%*

14	Type of Reporting Person (See Instructions) CO

*                                         The percentage calculations herein are based upon an aggregate of 2,613,884 shares of common stock, par value $0.01 per share, of Ashford, Inc. outstanding as of July 19, 2019.

CUSIP No. 044104-10-7		SCHEDULE 13D

1	Name of Reporting Person Ashford TRS Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 187,991

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 187,991

11	Aggregate Amount Beneficially Owned by Each Reporting Person 187,991

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.2%*

14	Type of Reporting Person (See Instructions) CO

*                                         The percentage calculations herein are based upon an aggregate of 2,613,884 shares of common stock, par value $0.01 per share, of Ashford, Inc. outstanding as of July 19, 2019.

CUSIP No. 044104-10-7	SCHEDULE 13D

This amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed on November 24, 2014 (the “Initial Statement” and, as amended and supplemented through the date of this Amendment No. 2, collectively the “Statement”), by the undersigned, relating to the Common Stock, par value $0.01 per share (the “Common Stock”), of Ashford Inc., a Maryland corporation (the “Issuer”). Capitalized terms used and not defined in this Amendment No. 2 shall have the meaning ascribed to them in the Statement.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Except as specifically supplemented by this Amendment No. 2, the Statement is unchanged.

Item 4.                                  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On June 3, 2019, the Issuer filed a Current Report on Form 8-K with the SEC, disclosing that on May 31, 2019, the Issuer entered into a Combination Agreement (as amended by the First Amendment thereto dated July 17, 2019, the “Combination Agreement”) with Mr. Monty J. Bennett and Mr. Archie Bennett, Jr., the Issuer’s Chairman and Chief Executive Officer and his father, respectively (collectively, the “Bennetts”); Remington Holdings, L.P., a Delaware limited partnership (“Remington”); Remington Holdings GP, LLC, a Delaware limited liability company and the general partner of Remington (the “General Partner”, and together with the Bennetts and Remington, the “Remington Parties”); MJB Investments, LP (“MJB Investments”); solely for the purpose of conveying his Class B limited partnership interests in Marietta Leasehold LP, a Delaware limited partnership (“Marietta”), James L. Cowen; solely for the purpose of conveying his Class B limited partnership interests in Marietta, Jeremy J. Welter; Ashford Nevada Holding Corp., a Nevada corporation and wholly owned subsidiary of the Issuer (“New Holdco”); and Ashford Merger Sub Inc., a Maryland corporation and wholly owned subsidiary of New Holdco (“Merger Sub”).

Each party’s obligation to consummate the transactions contemplated by the Combination Agreement is subject to certain conditions, including, among other things: (i) the receipt of a private letter ruling from the Internal Revenue Service that Ashford Hospitality Services LLC, a subsidiary of the Issuer, will not fail to qualify as an “eligible independent contractor” within the meaning of Section 856(d)(9)(A) of the Internal Revenue Code of 1986, as amended (the “Code”) with respect to specified clients solely as a result of (a) Ashford Hospitality Services LLC being a brother-sister affiliate of Ashford Hospitality Advisors LLC, or (b) the taxable REIT subsidiaries (within the meaning of Code Section 856(/)) of such clients receiving specified incentives from Ashford Hospitality Advisors LLC; and (ii) the completion of the divestiture by Ashford Hospitality Trust, Inc. (“Ashford Trust”) and Braemar Hotels & Resorts Inc. (“Braemar”) of their securities of the Issuer in a manner that complies with the private letter ruling.

Ashford Trust, acting at the direction of a committee of independent directors of Ashford Trust, who are independent within the meaning of applicable rules of the NYSE American and do not have a material financial interest within the meaning of Section 2-419 of the Maryland General Corporation Law in the transactions contemplated by the Combination Agreement, intends, as of the date hereof, to vote or cause to be voted all of the shares beneficially owned by the Reporting Persons in favor of each proposal presented to the stockholders at the special meeting of stockholders to consider and vote upon on the transactions contemplated by the Combination Agreement; and, as of the date hereof, presently intends to divest (or cause the divestiture) of all of the securities of the Issuer beneficially owned by the Reporting Persons as required by the closing conditions set forth in the Combination Agreement.

CUSIP No. 044104-10-7	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2019

ASHFORD HOSPITALITY TRUST, INC.

By:	/s/ Robert G. Haiman
Robert G. Haiman
Executive Vice President, General Counsel and Secretary

ASHFORD HOSPITALITY LIMITED PARTNERSHIP

By:	Ashford OP General Partner LLC, its general partner
By:	/s/ Douglas A. Kessler
Douglas A. Kessler
President

ASHFORD OP GENERAL PARTNER LLC

By:	/s/ Robert G. Haiman
Robert G. Haiman
Executive Vice President, General Counsel and Secretary

ASHFORD TRS CORPORATION

By:	/s/ Robert G. Haiman
Robert G. Haiman
Executive Vice President, General Counsel and Secretary

ASHFORD TRS VII CORPORATION

By:	/s/ Robert G. Haiman
Robert G. Haiman
Executive Vice President, General Counsel and Secretary